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                             September 20, 2022

       Donald Merril
       Chief Financial Officer
       U.S. Silica Holdings, Inc.
       24275 Katy Freeway, Suite 600
       Katy, Texas 77494

                                                        Re: U.S. Silica
Holdings Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 25,
2022
                                                            Response Dated
September 2, 2022
                                                            File No. 001-35416

       Dear Mr. Merril:

              We have reviewed your September 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 21, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 2. Properties, page 25

   1. We note your responses to our comment letters dated May 9, 2022 and July 21, 2022, including the proposed
revisions to the disclosures in your Form 10-K for the fiscal year ended December 31,
2021. Please amend this Form 10-K to include all of the revised disclosures and the
proposed changes to the technical reports noted in your responses.

                                                        In addition, it appears
that the conclusion regarding the effectiveness of your disclosure controls and procedures
as of the end of the period covered by your Form 10-K should be revised.
 Donald Merril
U.S. Silica Holdings, Inc.
September 20, 2022
Page 2

       You may contact John Coleman at 202-551-3610 or Ethan Horowitz at 202-551-3311 if
you have questions regarding comments.



FirstName LastNameDonald Merril                        Sincerely,
Comapany NameU.S. Silica Holdings, Inc.
                                                       Division of Corporation
Finance
September 20, 2022 Page 2                              Office of Energy &
Transportation
FirstName LastName